Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: February 10, 2009

Suite 2164 — 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com                email: info@rusoro.com

RUSORO WITHDRAWS OFFER FOR GOLD RESERVE

February 10, 2009

Vancouver, Canada — Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) announced today that it has withdrawn its offer to purchase all of the common shares of Gold Reserve  Inc. (TSX, NYSE-Alt: GRZ) as conditions of its offer can no longer be satisfied as a result of the decision issued today by the Ontario Superior Court of Justice.  As a result, the hearing before the Ontario Securities Commission to consider cease trading Gold Reserve Inc.’s shareholders rights plan which was scheduled to take place February 12, 2009 will not proceed.

About Rusoro

Rusoro is a junior gold producer with a large land position in the prolific Bolivar State region of Venezuela. The Company operates the Choco 10 and Isidora mines, processing the ore through the Choco 10 mill facility near the town of El Callao.

ON BEHALF OF THE BOARD

“George Salamis”

President

For further information, please contact:

George Salamis, President
Tel: +1 604 632 4044
Email: gsalamis@rusoro.com

Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044
Email: gates@rusoro.com

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.